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                          May 25, 2021

       Philip McHugh
       Chief Executive Officer
       Paysafe Limited
       Victoria Place
       31 Victoria Street
       Hamilton H10, Bermuda

                                                        Re: Paysafe Limited
                                                            Registration
Statement on Form F-1
                                                            Filed May 19, 2021
                                                            File No. 333-256299

       Dear Mr. McHugh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Lamparski at 202-551-4695 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Will Golden